Exhibit 99.1

The share exchange described in this notice involves the securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transaction described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[Translation]

June 15, 2018

To Whom It May Concern:
	Company name:	Yamada Denki Co., Ltd.
	Representative:	Mitsumasa Kuwano, President - Director, Representative Director and COO
	Share Code:	9831, the First Section of the Tokyo Stock Exchange
	Inquiries:	Jun Okamoto, Director, Senior Managing Executive Officer
	Telephone	+81-570-078-181
	Company name:	YAMADA SxL HOME Co., Ltd.
	Representative:	Toshiaki Miyahara, President, Representative Director
	Share Code:	1919, the First Section of the Tokyo Stock Exchange
	Inquiries:	Mitsuhiro Iwaki, Executive Officer, General Manager of Administration
	Telephone	+81-27-330-5750

Notice Regarding Conversion of YAMADA SxL HOME Co., Ltd. into a Wholly Owned Subsidiary of

Yamada Denki Co., Ltd.

Through a Simplified Share Exchange

Yamada Denki Co., Ltd. (“Yamada Denki”) and YAMADA SxL HOME Co., Ltd. (“SxL”) hereby announce that their respective boards of directors, at board meetings held today, passed a resolution to implement a share exchange whereby Yamada Denki will become the wholly owning parent company and SxL will become the wholly owned subsidiary company (the “Share Exchange”), and that a share exchange agreement (the “Share Exchange Agreement”) was also executed, as described below.

The Share Exchange is scheduled to be conducted with September 1, 2018 as the effective date, with Yamada Denki not being required to obtain the approval of the shareholders’ meeting using the simplified share exchange procedure under Article 796, paragraph 2 of the Companies Act, and SxL being required to obtain approval for the Share Exchange at its extraordinary shareholders’ meeting scheduled to be held on August 9, 2018.

Prior to the effective date of the Share Exchange (scheduled for September 1, 2018), the shares of SxL (the “SxL Shares”) are scheduled to be delisted from the Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”) as of August 29, 2018 (with the last trading date scheduled for August 28, 2018).

1. Purpose of the Share Exchange

Since its foundation as a private electric appliances store in 1973, Yamada Denki has grown as a retail business specializing in home appliances by constant innovation under the guiding management principles of “Creation and Challenge” together with “Appreciation and Trust.” With revolutionary new ideas, Yamada Denki has defied common sense in the industry and has achieved continuous expansion through strengthening its financial structure and managerial resources by implementing proactive business management and a steady capital policy that envisages future development. Currently, Yamada Denki is the largest home appliance mass merchandiser in Japan and is the only one that has stores in all prefectures, having thus developed a new business model as a home appliance mass merchandiser. Yamada Denki has also strengthened, as an IoT company with the largest service network in Japan, the proposal to “shift the focus from goods to servicing or to goods plus servicing” when developing new “cradle to the grave” services through analysis and active use of its big data consisting of over 60 million data items on its various members, and has continued to mount various challenges for sustainable growth and development in the future. Since June 2017, Yamada Denki has made active efforts that make the best use of the Yamada Denki Group’s management resources, including: (i) the opening of “Kaden Sumairu-kan” stores, which are a new type of stores that are able to provide services for a “whole house” based on the concept of a “store offering the total coordination of ‘comfortable living spaces starting from home appliances’”; (ii) the proposal of a “Smart House” through SxL and YAMADA WOOD HOUSE Co., Ltd. (“Wood House”); and (iii) the stimulation of new demand for B-to-B and B-to-C goods and services through the development at Yamada Denki stores of showrooms of Housetec Inc., a household equipment manufacturer.

SxL has met its customers’ needs with its flexible ideas that defy the conventional boundaries of a single-family house builder. SxL’s creative management policy matches up with Yamada Denki’s philosophy of “Creation and Challenge” that defies the conventional boundaries of a home appliance mass retailer. SxL’s know-how on single-family housing is useful in accelerating the development of the Smart House business that has been promoted by Yamada Denki. On the other hand, SxL’s alliance with Yamada Denki will improve SxL’s creditworthiness, which will lead to the enhancement of its sales capabilities. For these reasons, Yamada Denki and SxL reached a conclusion that forming a strong alliance with each other would contribute to further improvement of the corporate value of both companies’ groups. Yamada Denki thus became the parent company of SxL holding 102,400,000 SxL Shares (corresponding to 50.19% of the total number of issued shares), by acquiring 67,400,000 SxL Shares on October 4, 2011 through a takeover bid for the SxL Shares and by acquiring a further 35,000,000 SxL Shares on October 12, 2011 by subscribing a third-party allocation of new shares. Furthermore, Yamada Denki and SxL entered into a business alliance agreement on November 8, 2011. Subsequently, on March 21, 2013 Yamada Denki acquired an additional 3,250,000 SxL Shares by off-market trading, increasing its total shareholding in the SxL Shares to 105,650,000 shares (corresponding to 51.78% of the total number of issued shares).

After the creation of the capital ties described above and the execution of the aforementioned business alliance agreement, Yamada Denki and SxL have striven to improve their corporate value through ensuring the improvement of the competitiveness and management efficiency of the Yamada Denki Group as a whole, through such measures as undertaking joint promotion projects, such as running TV commercials and publishing ads in leaflets, as well as making bulk purchases for the Yamada Denki Group as a whole. As of the end of May 2018, the Yamada Denki Group has opened thirty “Kaden Sumairu-kan” stores, which offer solutions that integrate everything about housing, including residence, renovation, furniture and miscellaneous goods, financing, real estate, and insurance, with home appliances placed at the core. These efforts have led to an increase in the number of visitors to stores and in customer acquisition in the Yamada Denki Group by, among others, sending customers to SxL’s or Wood House’s showrooms located near these “Kaden Sumairu-kan” stores.

However, considering that (i) the home appliance retail industry is surrounded by a market environment where the historical background and social needs change at a bewildering speed, due to such factors as an aging society with fewer children, the population decline, and the penetration of the Internet in society, (ii) the domestic housing industry is expected to face a long-term population decline and a resulting gradual decrease in the number of new housing starts, and (iii) the housing business is very sensitive to individual consumers’ buying behavior arising from the employment situation, trends in land prices and interest rates, housing-related policies, the housing taxation system, etc., we believe that Yamada Denki’s urgent task is to further promote its business strategy which seeks potential synergies between the home appliance business and the housing business by utilizing the latter business’s infrastructures with the former business placed at the core, and that SxL’s urgent tasks include: to change and diversify its business model, such as by shifting the existing focus from new construction to stock, where efforts should be made for economical use of existing houses by such measures as taking countermeasures against unoccupied houses and doing renovation; and to develop a speedy decision-making system which will allow expeditious action to be taken.

Under these circumstances, there are numerous advantages to Yamada Denki in making SxL its wholly owned subsidiary, such as realizing speedy and flexible decision-making and thorough policy within the Yamada Denki Group, developing a more solid collaborative framework by making the best use of Yamada Denki’s various business solutions, and establishing a flexible management structure that will cut costs by eliminating the possibility of the potential conflict of interest associated with the parent-subsidiary listing. Therefore, Yamada Denki concluded that, in order to realize its continuous growth strategy in its housing business, the best policy was for Yamada Denki to acquire 100% ownership of SxL and, in December 2017, Yamada Denki proposed the Share Exchange to SxL.

On the other hand, SxL has, since its formation of a business alliance with Yamada Denki in 2011, shared business strategies and policies with the Yamada Denki Group as a member of the group and, while striving to actively develop its business, has continuously followed the spirit of the “Philosophy of Housing” drawn by the founder of SxL, Mr. Rinei Kobori, and has provided original housing which harmonizes tradition, individuality, and advancedness.

In addition to the spirit of the “Philosophy of Housing,” SxL has striven to improve its corporate value under the corporate philosophy, “We contribute to the development of abundant and comfortable housing with the spirit of creation and challenge by diligently studying techniques from customers’ perspective at all times,” in which Yamada Denki’s spirit of “Creation and Challenge” has been incorporated.

However, even though, according to the statistical survey report on construction starts published by the Ministry of Land, Infrastructure, Transport and Tourism, the number of new housing starts has shown a slight recovery after falling below one million starts in FY2009, the environment surrounding the housing industry is expected to remain severe, as no further recovery can be expected due to such background factors as an aging society with fewer children and the falling population. Under these circumstances, SxL has, since its formation of a business alliance with Yamada Denki, made such efforts as actively employing employees to enhance its sales capabilities, putting more effort in to purchase lots for sale, rebuilding and renovating model houses, and exhibiting new model houses. This reform has produced some good results, such as a general recovery trend in its sales figures. However, SxL’s profit level has not improved due to such cases as the burden of its prior investments.

In order for SxL to continuously grow in the future housing market, it needs to take even more flexible measures, such as breaking down the existing value of focusing on new construction and making a strategy shift to focusing on stock. SxL believes that it needs to take, in a speedy and flexible manner, such measures as effectively using its management resources, developing various sales channels, and developing a new business model. SxL concluded that, in order to take these measures, it needs to further realize its strategies, business decisions, and group synergies (e.g., strengthening attraction to customers through “Kaden Sumairu-kan” stores, joint purchasing of materials, vendor development, etc.) from a mid- to long-term point of view by making the best use not only of its own management resources but also of the management resources and networks of the entire Yamada Denki Group, such as by making large-scale investments intended to promote effective business activities (e.g., exhibiting new model houses, renovating existing model houses, strengthening recruiting activities, etc.) utilizing the flexible financing instruments within the Yamada Denki Group.

Under these circumstances, SxL concluded that the best policy for its sustainable growth in the future is becoming a wholly owned subsidiary of Yamada Denki through the Share Exchange, by taking into consideration its tight financial condition due to a drop in performance as well as various advantages such as: improved management flexibility resulting from being delisted and being, in turn, enabled to make decisions expeditiously without worrying about its short-term reputation in the stock market; further enhancement of the Group’s strategies; and improved management efficiency resulting from cutting costs which would, in turn, result from ceasing the parent-subsidiary listing.

Based on the above understanding, Yamada Denki and SxL held a series of discussions and have recently agreed upon the proposed acquisition of 100% ownership of SxL by Yamada Denki through a share exchange. Through the Share Exchange, the companies intend to further improve their profitability and competitiveness by promoting business strategies that make the best use of the Yamada Denki Group’s management resources and by ensuring the optimization and maximization of the value chain through the consolidation of managerial resources that are spread across the companies’ functional subsidiaries and other organizations within the Group, and by, in turn, further strengthening the cooperation between both companies’ groups. Both companies believe that the Share Exchange will improve their respective corporate values and, as such, will be beneficial for both companies’ shareholders.

Even after the scheduled acquisition of 100% ownership of SxL by Yamada Denki, SxL will maintain the SxL Group’s brands, including the continuation of the “Kobori” brand, which has been developed for a long time mainly in association with luxury custom homes, in an effort to further penetrate the brand into the market. At the same time, both companies intend to strive for the improvement of their profitability and corporate value by maximizing the Group’s synergistic effect as an IoT company with the largest service network in Japan, under the Yamada Denki Group’s guiding management principles of “Creation and Challenge” with “Appreciation and Trust.”

2. Overview of the Share Exchange

(1) Schedule for the Share Exchange

Board of directors’ meeting to discuss the resolution to execute the Share Exchange Agreement (both companies)	June 15, 2018
Execution of Share Exchange Agreement (both companies)	June 15, 2018
Date for announcing the base date for the extraordinary shareholders’ meeting (SxL)	June 18, 2018 (tentative)
Base date for the extraordinary shareholders’ meeting (SxL)	July 3, 2018 (tentative)
Date for the extraordinary shareholders’ meeting (SxL)	August 9, 2018 (tentative)
Last trading date for the SxL Shares (SxL)	August 28, 2018 (tentative)
Delisting date for the SxL Shares (SxL)	August 29, 2018 (tentative)
Effective date of the Share Exchange	September 1, 2018 (tentative)

(Note 1)	Yamada Denki will implement the Share Exchange without obtaining the approval of the shareholders’ meeting, using the simplified share exchange procedure under Article 796, paragraph 2 of the Companies Act.

(Note 2)	The effective date of the Share Exchange is subject to change by mutual agreement between Yamada Denki and SxL, if necessary due to necessity in the course of the procedures for the Share Exchange or for other reasons.

(2) Method of the Share Exchange

The Share Exchange will be one whereby Yamada Denki will become the wholly owning parent company and SxL will become Yamada Denki’s wholly owned subsidiary company. Yamada Denki will implement the Share Exchange without being required to obtain the approval of the shareholders’ meeting using a simplified share exchange procedure under Article 796, paragraph 2 of the Companies Act whereas SxL will obtain the approval of the Share Exchange Agreement at the extraordinary shareholders’ meeting to be held on August 9, 2018, with the effective date of the Share Exchange being scheduled for September 1, 2018.

(3) Allocation of Shares Associated with the Share Exchange

	Yamada Denki (Wholly owning parent company in share exchange)	SxL (Wholly owned subsidiary company in share exchange)
Allocation ratio for the Share Exchange	1	0.132
Number of shares to be allocated for the Share Exchange	Common shares of Yamada Denki: 12,973,022 shares (tentative)

(Note 1)	Share allocation ratio

For each share of the SxL Shares, 0.132 shares of the common shares of Yamada Denki (the “Yamada Denki Shares”) will be allocated and delivered. However, no shares will be allocated in the Share Exchange to the SxL Shares held by Yamada Denki (i.e., 105,650,000 shares as of June 15, 2018). The allocation ratio for the Share Exchange shown in the above table (the “Share Exchange Ratio”) is subject to change by mutual agreement between Yamada Denki and SxL in the event of significant changes to the terms and conditions based on which the Share Exchange Ratio is calculated in accordance with the Share Exchange Agreement.

(Note 2)	Number of Yamada Denki Shares to be delivered in the Share Exchange

Number of shares of the Yamada Denki Shares: 12,973,022 shares (tentative)

The above number of shares was calculated based on the total number of issued shares (204,018,184 shares) and the number of treasury shares (87,714 shares) of the SxL Shares as of February 28, 2018 and the number of the SxL Shares held by Yamada Denki as of June 15, 2018 (105,650,000 shares).

In the Share Exchange, Yamada Denki will allocate and deliver to the shareholders of SxL (excluding Yamada Denki) at the time immediately before Yamada Denki’s acquisition of all issued shares of SxL (excluding the SxL Shares held by Yamada Denki) through the Share Exchange (the “Base Time”) such number of Yamada Denki Shares as is calculated based on the Share Exchange Ratio in exchange for the SxL Shares held by these shareholders. Yamada Denki will appropriate its treasury shares for the allocation of shares in the Share Exchange, without issuing new shares in the Share Exchange. SxL will, by resolution at its board of directors meeting to be held no later than the day preceding the effective date of the Share Exchange, cancel, at the Base Time, all of its treasury shares (87,714 shares as of February 28, 2018) and all of its additional treasury shares that may be held at the Base Time (including shares acquired by SxL in response to a request from the dissenting shareholders for purchase of shares made upon the Share Exchange under Article 785, paragraph 1 of the Companies Act).

The number of shares to be allocated and delivered in the Share Exchange may be modified hereafter for reasons such as SxL’s acquisition or cancellation of its treasury shares.

(Note 3)	Handling of shares amounting to less than one unit

There are expected to be additional shareholders who hold Yamada Denki Shares amounting to less than one unit (i.e., less than 100 shares) as a result of the Share Exchange. In particular, shareholders of SxL who hold less than 758 shares are expected to hold Yamada Denki Shares amounting to less than one unit, which cannot be traded on a financial instruments exchange. Shareholders who will hold Yamada Denki Shares amounting to less than one unit will be entitled to take either of the following measures.

(i)	Buyback program for shares amounting to less than one unit (selling shares amounting to less than one unit [100 shares])

Article 192, paragraph 1 of the Companies Act entitles shareholders who hold Yamada Denki Shares amounting to less than one unit to request that Yamada Denki purchase those Yamada Denki Shares held by them.

(ii)	Top-up program for shares amounting to less than one unit (top up to [100 shares])

Article 194, paragraph 1 of the Companies Act and the Articles of Incorporation of Yamada Denki entitle shareholders who hold Yamada Denki Shares amounting to less than one unit to request that Yamada Denki sell such additional Yamada Denki Shares that will, together with the number of shares amounting to less than one unit, constitute a whole unit.

(Note 4)	Handling of fractional shares amounting to less than one share

Shareholders of SxL who would otherwise receive fractional shares of Yamada Denki Shares in connection with the Share Exchange will receive such part of the proceeds as corresponds to the numbers of their respective fractional shares from the sale of such number of Yamada Denki Shares corresponding to the total number of such fractional shares (with any fraction amounting to less than one share included in such total number being rounded off) in accordance with the provisions of Article 234 of the Companies Act and other applicable laws and regulations.

(4) Handling of stock acquisition rights and bonds with stock acquisition rights in association with the Share Exchange

Not applicable since SxL has not issued any stock acquisition rights or bonds with stock acquisition rights.

3. Rationale for the Allocation of Shares in the Share Exchange

(1) Rationale and reasons for the allocation of shares

As described above in Section 1, “Purpose of the Share Exchange,” Yamada Denki proposed the Share Exchange to SxL in December 2017 and, after sincere discussions and negotiations between the two companies, Yamada Denki and SxL reached a conclusion that the best policy to improve the corporate value of the two companies was for Yamada Denki to acquire 100% ownership of SxL.

As described below in (4) “Measures to ensure fairness,” in order to ensure the fairness and appropriateness of the Share Exchange Ratio to be used in the Share Exchange as described above in Section 2, (3) “Allocation of Shares Associated with the Share Exchange” and other aspects of the Share Exchange, Yamada Denki and SxL selected Nomura Securities Co., Ltd. (“Nomura Securities”) and Mizuho Securities Co., Ltd. (“Mizuho Securities”), respectively, as their respective third-party calculation agents. Yamada Denki and SxL also retained Nishimura & Asahi and Kasumigaseki Partners Law Office, respectively, as their respective legal advisors and started a full-scale consideration.

Yamada Denki concluded that the Share Exchange Ratio is appropriate for both companies’ respective shareholders, after a careful discussion and consideration based on, among others: (i) the share exchange ratio valuation report received from Nomura Securities, which had been requested by Yamada Denki to calculate the share exchange ratio to be used in the Share Exchange; (ii) advice from Nishimura & Asahi; and (iii) the results of the due diligence review of SxL conducted by Yamada Denki.

SxL carefully discussed and considered the potential conduct of the Share Exchange at the Share Exchange Ratio based on, among others: (i) the share exchange ratio valuation report received as of June 14, 2018 from Mizuho Securities, which had been requested by SxL to calculate the share exchange ratio to be used in the Share Exchange; (ii) advice from Kasumigaseki Partners Law Office; (iii) the report received as of June 14, 2018 from a third-party committee (the “Third-Party Committee”) consisting of three members, namely, Mr. Takashi Ejiri (an attorney-at-law at Natori Law Office), Mr. Toraki Inoue (a certified public accountant at Accounting Advisory Co., Ltd.), and Mr. Kazuo Yamazaki (SxL’s Outside Corporate Auditor and Independent Director), who are independent outside experts who have no interest in SxL or its controlling shareholder Yamada Denki, which report was to the effect that the purpose of the Share Exchange is legitimate and reasonable, that the terms and conditions of the Share Exchange are fair, that the procedure for negotiations on the Share Exchange is fair, and that it is not disadvantageous for minor shareholders of SxL that SxL’s board of directors should adopt a resolution for the Share Exchange; and (iv) the results of the due diligence review of Yamada Denki conducted by SxL, all as described below in (4) “Measures to ensure fairness” and (5) “Measures to to avoid conflicts of interest.” SxL then concluded that it is appropriate to conduct the Share Exchange at the Share Exchange Ratio, after determining that the Share Exchange Ratio is not disadvantageous for minor shareholders of SxL because, as described below in (2) (ii) “Outline of calculation,” the Share Exchange Ratio is within the range calculated by the discounted cash flow method (the “DCF method”) and within the range calculated by the average market price method, among the calculation results of the share exchange ratio received from Mizuho Securities.

Using as a reference the results of the calculation of the Share Exchange Ratio and the advice received from their respective calculation agents as well as the advice received from their respective legal advisors, Yamada Denki and SxL thus each carefully considered the appropriate share exchange ratio based on, among other matters, the results of the due diligence of the other company and comprehensively considered such factors as both companies’ financial standing, performance trends, and stock movements, followed by repeated careful negotiations between both companies. As a result, Yamada Denki and SxL reached a conclusion that the Share Exchange Ratio is appropriate for both companies’ respective shareholders and, accordingly, Yamada Denki and SxL decided to conduct the Share Exchange at the Share Exchange Ratio and, today, their respective board of directors’ meetings resolved to enter into the Share Exchange Agreement.

The Share Exchange Ratio is subject to change by mutual agreement between Yamada Denki and SxL in the event of significant changes to the terms and conditions based on which the Share Exchange Ratio is calculated in accordance with the Share Exchange Agreement.

(2) Matters concerning the calculation

(i) Names of calculation agents and their relationships with listed companies

Nomura Securities, which is Yamada Denki’s third-party calculation agent, and Mizuho Securities, which is SxL’s third-party calculation agent, are calculation agents that are independent from, and do not constitute related parties to, Yamada Denki and SxL, respectively, and do not have any significant interest in the Share Exchange.

(ii) Outline of calculation

In performing the calculation, Nomura Securities employed: (i) the average market price method (which used June 14, 2018 as the base date and was based on the closing stock price on the Tokyo Stock Exchange on the base date and the average closing stock prices on the Tokyo Stock Exchange during the most recent five business day period, from June 8, 2018 to the base date, the most recent one-month period, from May 15, 2018 to the base date, the most recent three-month period, from March 15, 2018 to the base date, and the most recent six-month period, from December 15, 2017 to the base date), in light of the fact that the stock of Yamada Denki and SxL are listed on the financial instruments exchange, with their market prices available; and (ii) the DCF method, in order to reflect the status of the companies’ future business activities in the valuation.

For each of the above valuation methods, the valuation range of the SxL shares when the stock value per share of Yamada Denki is defined as 1 is as shown below.

Method employed	Result of calculation of Share Exchange Ratio
Average market price method	0.124 – 0.132
DCF method	0.097 – 0.133

In the above calculation of the share exchange ratio, Nomura Securities used information received from Yamada Denki and SxL, publicly available information, etc. and has not made any independent verification of the accuracy and completeness of these materials, information, etc., assuming that they are all accurate and complete. With respect to the assets and liabilities (including contingent liabilities) of Yamada Denki, SxL and their respective affiliated companies, Nomura Securities has not made any independent valuation, appraisal or assessment and has not requested any third-party to make any appraisal or assessment, including analysis or valuation of individual assets or liabilities. The calculation of the share exchange ratio by Nomura Securities reflects information and economic conditions up to the base date. Nomura Securities assumes that Yamada Denki’s and SxL’s respective financial forecasts (including profit plans and other information) were reasonably reviewed or prepared by the respective management divisions of both companies based on the best forecasts and judgments currently available.

Yamada Denki’s business plans, based on which Nomura Securities made the calculation by the DCF method, include a fiscal year for which a significant increase in profit is expected. Specifically, the fiscal year ended March 31, 2018 saw such temporary factors as: (i) a decrease in gross margin as a result of strategic operations including replacement of inventory considering the change of business style (renovation) to new-style stores (“Kaden Sumairu-kan” stores), a significant reduction in absolute purchase through more appropriate inventory balance between divisions, and political inventory clearance; and (ii) a significant drop in profit of SxL. In contrast, a 33,359 million yen increase in operating profit is expected for the fiscal year ending March 31, 2019 as compared to the previous fiscal year, due to the following expectations: (i) gross margin’s return to normal owing to purchasing linked to sales; (ii) a contribution to profit of the change of business style to new-style stores (“Kaden Sumairu-kan” stores); (iii) SxL’s improvement in business performance; (iv) a reduction in SxL’s costs for maintaining listed status; and (v) a contribution to profit of the acquisition of 100% ownership of NAKAYAMA Co., Ltd. and its merger to Yamada Denki conducted during the fiscal year ended March 31, 2018. These business plans have been provided by Yamada Denki and are based on the premise that the Share Exchange will be conducted.

In the meantime, SxL’s business plans, based on which Nomura Securities made the calculation by the DCF method, include fiscal years for which a significant increase in profit is expected. Specifically, a 1,299 million yen increase in operating profit is expected for the fiscal year ending February 28, 2019 as compared to the previous fiscal year, due to: (i) an expected increase in sales owing to the strengthening of the business structure by making good use of the group synergy with Yamada Denki, such as exhibiting model houses, strengthening recruiting activities, and reinforcing the cooperation with “Kaden Sumairu-kan” stores; (ii) an expected reduction in SxL’s costs for maintaining listed status; and (iii) the expected securing of a reasonable profit from a special large-scale project

(renovation work on a total of 10 thousand units to their original condition) ordered with SxL during the previous fiscal year in its renovation business. For the fiscal years ending February 29, 2020 and February 28, 2021, 937 million yen and 793 million yen increases in operating profit are expected respectively as compared to the respective previous fiscal years, due to: (i) the aforementioned expected increase in sales owing to the strengthening of the business structure by making good use of the group synergy with Yamada Denki, such as exhibiting model houses, strengthening recruiting activities, and reinforcing the cooperation with “Kaden Sumairu-kan” stores; (ii) an expected reduction in SxL’s costs for maintaining listed status; and (iii) an expected cost reduction owning to the consolidation of back-office functions at the housing-related subsidiaries. These business plans have been provided by SxL and confirmed by Yamada Denki and are based on the premise that the Share Exchange will be conducted.

On the other hand, Mizuho Securities has performed the calculation by: (i) the average market price method, in light of the fact that the stock of Yamada Denki and that of SxL are each listed on the financial instruments exchange(s), with their respective market prices available; and (ii) the DCF method, in order to reflect the status of the companies’ future business activities in the valuation.

In the average market price method, Mizuho Securities used June 14, 2018 as the base date. The calculation for Yamada Denki was based on the closing stock price on the Tokyo Stock Exchange on the base date and the simple average closing share prices on the Tokyo Stock Exchange during the most recent five business day, one-month, three-month, and six-month periods preceding the base date. As for SxL, the calculation was based on the closing stock price on the Tokyo Stock Exchange on the base date and the simple average closing share prices on the Tokyo Stock Exchange during the most recent five business day, one-month, three-month, and six-month periods preceding the base date. In the DCF method, Mizuho Securities evaluated the corporate value and stock value of Yamada Denki by discounting the future cash flow based on the financial forecasts prepared by Yamada Denki covering the period from the fiscal year ended March 31, 2019 to the fiscal year ending March 31, 2022 to the present value, at a certain discount rate. The discount rate used was between 4.6% and 5.6%. In the calculation of the going-concern value, the perpetual growth method was employed, with the perpetual growth rate set between -0.5% and 0.5%. In Yamada Denki’s business plans based on which Mizuho Securities made the calculation by the DCF method, there is a fiscal year for which a significant increase in profit is expected. Specifically, the fiscal year ended March 31, 2018 saw such temporary factors as: (i) a decrease in gross margin as a result of strategic operations including replacement of inventory considering the change of business style (renovation) to new-style stores (“Kaden Sumairu-kan” stores), a significant reduction in absolute purchase through more appropriate inventory balance between divisions, and political inventory clearance; and (ii) a significant drop in profit of SxL. In contrast, a 33,236 million yen increase in operating profit is expected for the fiscal year ending March 31, 2019 as compared to the previous fiscal year, due to: (i) gross margin’s return to normal owing to purchasing linked to sales; (ii) the contribution to profit of the change of business style to new-style stores (“Kaden Sumairu-kan” stores); (iii) SxL’s improvement in business performance; and (iv) the contribution to profit of the acquisition of 100% ownership of NAKAYAMA Co., Ltd. and its merger to Yamada Denki conducted during the fiscal year ended March 31, 2018. These financial forecasts are not based on the premise that the Share Exchange will be conducted. As for SxL, the corporate value and stock value were calculated by discounting the future cash flow based on the financial forecasts prepared by SxL covering the period from the fiscal year ended February 28, 2019 to the fiscal year ending February 28, 2022 to the present value, at a certain discount rate. The discount rate used was between 4.2% and 5.2%. In the calculation of the going-concern value, the perpetual growth method was employed, with the perpetual growth rate set between -0.5% and 0.5%. In SxL’s business plans based on which Mizuho Securities made the calculation by the DCF method, there are fiscal years for which a significant increase in profit is expected. Specifically, a 1,275 million yen increase in operating profit is expected for the fiscal year ending February 28, 2019 as compared to the previous fiscal year. This is due to due to an expected increase in sales owing to the strengthening of the business structure by making good use of the group synergy with Yamada Denki, such as exhibiting model houses, strengthening recruiting activities, and reinforcing the cooperation with “Kaden Sumairu-kan” stores. This is also due to the expected securing of a reasonable profit from a special large-scale project (renovation work on a total of 10 thousand units to their original condition) ordered with SxL during the previous fiscal year in its renovation business. For the fiscal years ending February 29, 2020, February 28, 2021, and February 28, 2022, 394 million yen, 586 million yen, and 491 million yen increases in operating profit are expected respectively as compared to the respective previous fiscal years. These increases are due to the aforementioned expected increase in sales owing to the strengthening of the business structure by making good use of the group synergy with Yamada Denki, such as exhibiting model houses, strengthening recruiting activities, and reinforcing the cooperation with “Kaden Sumairu-kan” stores. These financial forecasts are not based on the premise that the Share Exchange will be conducted.

For each of the above valuation methods, the calculated appropriate range of the number of shares of Yamada Denki to be allocated per share of SxL is as shown below.

Method employed	Result of calculation of Share Exchange Ratio
Average market price method	0.112 – 0.146
DCF method	0.054 – 0.143

In the above calculation of the share exchange ratio, Mizuho Securities used information received from Yamada Denki and SxL, publicly available information, etc. generally as such information was received or made available, and has not made any independent verification of the accuracy and completeness of these materials, information, etc., assuming that they are all accurate and complete. With respect to the assets and liabilities (including off-the-book assets and liabilities and other contingent liabilities) of Yamada Denki, SxL, and their respective subsidiaries and affiliated companies, Mizuho Securities has not made any independent valuation, appraisal or assessment and has not requested that any third-party body make any appraisal or evaluation, including analysis or valuation of individual assets or liabilities. Mizuho Securities assumes that the future business performance, business forecasts, and financial status forecasts of Yamada Denki and SxL were prepared and compiled reasonably and through appropriate means by the respective management divisions of both companies based on the best forecasts and judgments currently available.

The results of the calculation of the share exchange ratio submitted by Mizuho Securities do not represent an opinion on the fairness of any share exchange ratio that may be used in the Share Exchange.

(3) Expected delisting and reason for the delisting

As a result of the Share Exchange, Yamada Denki will become the wholly owning parent company of SxL as of September 1, 2018 (tentative), which is the effective date of the Share Exchange, while the SxL Shares will be delisted from the Tokyo Stock Exchange in accordance with its delisting criteria as of August 29, 2018 (with the last trading date scheduled for August 28, 2018). After delisting, the SxL Shares can no longer be traded on the Tokyo Stock Exchange.

Even after the delisting of the SxL Shares, Yamada Denki Shares allocated to shareholders of SxL through the Share Exchange will remain listed on the Tokyo Stock Exchange and tradable in the financial instruments trading market after the effective date of the Share Exchange. For this reason, we believe that the liquidity of shares will continue to be available to shareholders of SxL who hold at least 758 SxL Shares and will receive at least 100 shares of Yamada Denki (the minimum trading unit), through the Share Exchange.

On the other hand, shareholders of SxL who hold less than 758 SxL Shares will receive less than 100 shares of Yamada Denki (the minimum trading unit). While these shares amounting to less than one unit cannot be traded in the financial instruments trading market, shareholders who will hold shares amounting to less than one unit are entitled to request that Yamada Denki purchase those shares. These shareholders are also entitled to purchase from Yamada Denki such number of shares that will, together with the number of shares amounting to less than one unit they hold, constitute a whole unit. For further details of the handling of these shares, please see section 2 (3) (Note 3) “Handling of shares amounting to less than one unit” above.

For details of the handling of any fractional shares amounting to less than one share of the Yamada Denki Shares allocated to shareholders of SxL through the Share Exchange, please see section 2 (3) (note 4) “Handling of fractional shares amounting to less than one share” above.

Until August 28, 2018 (tentative), which is the last trading date for the SxL Shares, shareholders of SxL can trade the SxL shares they hold on the Tokyo Stock Exchange.

(4) Measures to ensure fairness

Since Yamada Denki is already SxL’s parent company holding 51.78% of the total issued shares of SxL (as of February 28, 2018), both companies have concluded that it is necessary to ensure the fairness of the Share Exchange, and have taken measures to ensure such fairness, as follows.

(i)	Receipt of valuation reports from independent third-party calculation agents

Yamada Denki has selected Nomura Securities as its third-party calculation agent and has received from it a valuation report on the share exchange ratio dated June 15, 2018. For an outline of the valuation report, please see section 3 (2) “Matters concerning the calculation” above.

On the other hand, SxL has selected Mizuho Securities as its third-party calculation agent and has received from it a valuation report on the share exchange ratio dated June 14, 2018. For an outline of the valuation report, please see section 3 (2) “Matters concerning the calculation” above.

Please note that neither Yamada Denki nor SxL has received from its third-party calculation agent a fairness opinion that the Share Exchange Ratio is appropriate or fair from a financial point of view.

(ii)	Advice from independent law offices

Yamada Denki has selected Nishimura & Asahi as its legal advisor and has received legal advice from it regarding the methods, processes, etc. for decision making by the board of directors, including the procedures for the Share Exchange.

Nishimura & Asahi is independent from Yamada Denki and SxL and has no significant interest in either of them.

On the other hand, SxL has selected Kasumigaseki Partners Law Office as its legal advisor and has received legal advice from it regarding the methods, processes, etc. for decision making by the board of directors, including the procedures for the Share Exchange.

Kasumigaseki Partners Law Office is independent from Yamada Denki and SxL and has no significant interest in either of them.

(5) Measures to avoid conflicts of interest

Since Yamada Denki is already SxL’s parent company holding 51.78% of the total issued shares of SxL (as of February 28, 2018), SxL has taken the following measures to avoid a conflict of interest.

(i)	Receipt of a report from the Third-Party Committee that has no interest in SxL

In order to prevent the Share Exchange from being conducted under terms and conditions that are disadvantageous to minor shareholders of SxL, on February 14, 2018 SxL established the Third-Party Committee. In considering the Share Exchange, SxL sought advice from the Third-Party Committee on: (a) the legitimacy and reasonableness of the purpose of the Share Exchange (including whether or not the Share Exchange would contribute to the improvement of SxL’s corporate value); (b) the fairness of the terms and conditions of the Share Exchange (including the appropriateness of the share exchange ratio); (c) the procedural fairness of the negotiation process for the Share Exchange; and (d) whether or not the Share Exchange is disadvantageous to minor shareholders of SxL.

The Third-Party Committee carefully considered the above questions by, among others, meeting a total of nine times during the period from February 15, 2018 to June 14, 2018, collecting information, and holding discussions whenever necessary. While considering the questions, the Third-Party Committee had been informed by SxL of the purpose and background of the Share Exchange, details of the corporate value of SxL, including its financial condition, the progress of negotiations on, and the process of determination of, the terms and conditions of the Share Exchange, including the share exchange ratio, and had also received from Mizuho Securities an explanation on the valuation of the share exchange ratio in the Share Exchange. In addition, the Third-Party Committee had received from Kasumigaseki Partners Law Office, the legal advisor of SxL, an explanation of the methods, processes, etc. for SxL’s board of directors to make decisions on the Share Exchange. Under these circumstances and based on these explanations, calculation results, and other materials for discussion, the Third-Party Committee submitted to the board of directors of SxL a report dated June 14, 2018 to the effect that the purpose of the Share Exchange is legitimate and reasonable, that the terms and conditions of the Share Exchange are fair, that the procedure for negotiations on the Share Exchange is fair, and that it is not disadvantageous for minor shareholders of SxL to conduct the Share Exchange by the resolution of SxL’s board of directors.

(ii)	Approval of all directors of SxL who have no conflict of interest and non-objection opinion of all corporate auditors of SxL who have no conflict of interest

Of the directors of SxL, Mr. Noboru Yamada and Mr. Hitoshi Arai, who serve concurrently as directors of Yamada Denki, and Mr. Fumihiko Masuda, who serves concurrently as the Chief of Housing Business Promotion Office at Yamada Denki, did not participate in the deliberation or vote on the Share Exchange at SxL’s board of directors meeting or participate in the deliberation or negotiations on the Share Exchange on behalf of SxL, in order to avoid a conflict of interest.

Of the corporate auditors of SxL, Mr. Makoto Igarashi serves concurrently as a corporate auditor of Yamada Denki and, in order to avoid conflict of interest, did not participate in the deliberation on the Share Exchange at SxL’s board of directors meeting and expressed no opinion.

All four out of the seven Directors of SxL, excluding Mr. Noboru Yamada, Mr. Hitoshi Arai, and Mr. Fumihiko Masuda, unanimously voted for and approved the proposal for the Share Exchange submitted to the board of directors of SxL. Three out of the four corporate auditors of SxL, excluding Mr. Makoto Igarashi, attended the deliberation of such proposal where all three Corporate Auditors expressed an opinion that they had no objection to the implementation of the Share Exchange.

4. Outline of the Parties to the Share Exchange

		Wholly owning parent company in share exchange	Wholly owned subsidiary company in share exchange
(1)	Name	Yamada Denki Co., Ltd.	YAMADA SxL HOME Co., Ltd.
(2)	Address	1-1, Sakae-cho, Takasaki-shi, Gunma	1-1, Sakae-cho, Takasaki-shi, Gunma
(3)	Title & name of representative	Mitsumasa Kuwano, President-Director, Representative Director and COO	Toshiaki Miyahara, President, Representative Director
(4)	Business areas	Retail sale of home appliances	Housing, renovation, real estate leasing, and other (such as leasing) businesses
(5)	Stated capital	71,058 million yen (as of March 31, 2018)	9,068 million yen (as of February 28, 2018)
(6)	Date of incorporation	June 1, 1978	June 14, 1951
(7)	Number of issued shares	966,489,740 shares (as of March 31, 2018)	204,018,184 shares (as of February 28, 2018)
(8)	Fiscal Year End	March 31	Last day of February
(9)	Workforce	(Consolidated) 19,752 persons (as of March 31, 2018)	(Consolidated) 1,244 persons (as of February 28, 2018)
(10)	Main customers	Panasonic Consumer Marketing Co., Ltd., Hitachi Consumer Marketing, Inc., Sharp Marketing Japan Corporation, Toshiba Consumer Marketing Corporation, Mitsubishi Electric Life Network Corp.	Yamada Denki Co., Ltd., Yamada Trading Co., Ltd., Nice Corporation, LIXIL Corporation
(11)	Main financing banks	Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., The Towa Bank, Ltd., The Gunma Bank, Ltd., The Hachijuni Bank, Ltd., The Hokuetsu Bank, Ltd.	Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, Resona Bank, Limited

(12)	Major shareholders and their shareholding ratios	GOLDMAN SACHS INTERNATIONAL (standing proxy, Goldman Sachs Japan Co., Ltd.)	8.73%	Yamada Denki Co., Ltd.	51.78%
		Tec Planning Co., Ltd.	8.16%	Kishishita Kenshi Kabushiki Kaisha	1.28%
		SoftBank Group Corp.	6.04%	LIXIL Corporation	1.25%
		Japan Trustee Services Bank, Ltd. (account in trust)	5.84%	GOLDMAN SACHS INTERNATIONAL (standing proxy, Goldman Sachs Japan Co., Ltd.)	1.14%
		The Master Trust Bank of Japan, Ltd. (account in trust)	4.42%	The Master Trust Bank of Japan, Ltd. (account in trust)	1.01%
		Noboru Yamada	3.07%	Matsui Securities Co., Ltd.	0.99%
		Japan Trustee Services Bank, Ltd. (account in trust 9)	2.58%	Japan Trustee Services Bank, Ltd. (account in trust 5)	0.95%
		State Street Bank West Client – Treaty 505234 (Standing agent: Mizuho Bank, Ltd. Settlement Service Department)	2.46%	Japan Trustee Services Bank, Ltd. (account in trust 1)	0.84%
		ECM MF (standing proxiy, Tachibana Securities Co., Ltd.)	2.25%	Japan Trustee Services Bank, Ltd. (account in trust 2)	0.76%
		The Gunma Bank, Ltd.	2.18%	kabu.com Securities Co., Ltd.	0.64%
		(as of March 31, 2018)		(as of February 28, 2018)

(13)	Relationship of parties
	Capital relationship	Yamada Denki is the parent company of SxL, holding 51.78% (as of February 28, 2018) of the total number of issued shares of SxL.
	Personnel relationship	Two directors and one corporate auditor of Yamada Denki have been assigned as directors and a corporate auditor, respectively, of SxL. Yamada Denki has accepted 2 secondees from SxL.
	Business relationship	SxL purchases home appliances and other products and undertakes housing construction and renovation projects from Yamada Denki. SxL has borrowed long-term funds from Yamada Denki. Yamada Denki has provided debt guarantees and securities for SxL’s borrowings from financial institutions.
	Related parties	SxL is a consolidated subsidiary company of Yamada Denki, which makes the two companies parties related to one another.

(14) Business performance and financial standing for the last 3 years

Fiscal year (FY)	Yamada Denki (consolidated)			SxL (consolidated)
	FY ended March 31, 2016	FY ended March 31, 2017	FY ended March 31, 2018	FY ended February 29, 2016	FY ended February 28, 2017	FY ended February 28, 2018
Consolidated net assets	557,722	585,547	588,740	4,380	4,100	1,348
Consolidated total assets	1,146,722	1,159,456	1,175,568	28,047	24,401	31,705
Consolidated net assets per share (in yen)	666.03	697.46	731.57	21.28	19.89	6.38
Consolidated sales	1,612,735	1,563,056	1,573,873	47,723	43,686	49,185
Consolidated operating profit	58,158	57,895	38,763	452	-60	-961
Consolidated current profit	62,734	66,040	47,335	423	-74	-948
Current net profit attributable to parent company shareholders	30,395	34,528	29,779	278	-290	-2,758
Consolidated current net profit per share (in yen)	38.22	43.00	36.77	1.36	-1.42	-13.53
Dividend per share (in yen)	12.00	13.00	13.00	NA	NA	NA

(In millions of yen, unless otherwise specified)

5. Situation after the Share Exchange

Wholly owning parent company in share exchange
(1)	Name	Yamada Denki Co., Ltd.
(2)	Address	1-1, Sakae-cho, Takasaki-shi, Gunma
(3)	Title & name of representative	Tsuneo Mishima (Note 1), President-Director, Representative Director and COO
(4)	Business areas	Retail sale of home appliances
(5)	Stated capital	71,058 million yen
(6)	Fiscal Year End	March 31
(7)	Net assets	Not yet determined at present.
(8)	Total assets	Not yet determined at present.

(Note 1) Mr. Tsuneo Mishima is scheduled to be appointed as a Director of Yamada Denki at Yamada Denki’s ordinary shareholders’ meeting scheduled for June 28, 2018.

6. Outline of accounting treatment

The Share Exchange is expected to constitute a transaction under common control.

7. Future prospects

Since SxL is already a consolidated subsidiary company of Yamada Denki, the impact of the Share Exchange on Yamada Denki’s and SxL’s respective performances is expected to be minor.

8. Matters concerning a Transaction with a Controlling Shareholder

(1) Whether or not the Share Exchange constitutes a transaction with a controlling shareholder; and compliance with the policy to implement measures to protect minor shareholders

Since Yamada Denki is already SxL’s parent company holding 51.78% of the total issued shares of SxL, the Share Exchange constitutes a transaction by SxL with its controlling shareholder.

In the “Corporate Governance Report” disclosed by SxL on June 7, 2018, the “policy to implement measures to protect minor shareholders when conducting a transaction with a controlling shareholder” states as follows:

“We have entered into a business alliance agreement with our parent company with the intention of aiming for further growth and development of, and further improvement of the respective corporate values of, our parent company and us, based on both companies’ mutual respect for each other’s status as a listed company with social responsibility. By conducting transactions under this agreement, we ensure the fairness of transactions with our parent company and strive for the protection of our minor shareholders.”

In the course of considering the Share Exchange, SxL has taken measures to ensure its fairness and to avoid conflict of interest as described in section 3 (4) “Measures to ensure fairness” and section 3 (5) “Measures to avoid conflicts of interest” above, respectively, and believes that these measures conform to the statements made in the “Report on Corporate Governance.”

(2) Matters concerning measures to ensure fairness and those to avoid conflicts of interest

As described above in (1) “Whether or not the Share Exchange constitutes a transaction with a controlling shareholder; and compliance with the policy for measures to protect minor shareholders,” the Share Exchange constitutes a transaction by SxL with its controlling shareholder. SxL thus concluded that measures to ensure fairness and those to avoid conflicts of interest were necessary and, at its board of directors meetings, carefully deliberated and considered the terms and conditions of the Share Exchange and, furthermore, ensured fairness and avoided conflicts of interest by taking the measures described in section 3 (4) “Measures to ensure fairness” and section 3 (5) “Measures to avoid conflicts of interest” above, respectively, before making a decision.

(3) Outline of opinion obtained from persons who have no interest in the controlling shareholder that the transaction is not disadvantageous to minor shareholders

As described above in section 3 (5) “Measures to avoid conflicts of interest,” SxL established a Third-Party Committee to prevent the Share Exchange from being conducted under terms and conditions that are disadvantageous to minor shareholders of SxL.

In considering the Share Exchange, SxL sought advice from the Third-Party Committee on: (a) the legitimacy and reasonableness of the purpose of the Share Exchange (including whether or not the Share Exchange would contribute to the improvement of SxL’s corporate value); (b) the fairness of the terms and conditions of the Share Exchange (including the appropriateness of the share exchange ratio); (c) the procedural fairness of the negotiation process for the Share Exchange; and (d) whether or not the Share Exchange is disadvantageous to minor shareholders of SxL.

As a result, SxL has received from the Third-Party Committee a report dated June 14, 2018 to the effect that: as for question (a) above, the purpose of the Share Exchange is found to be fair and reasonable, since SxL’s conclusion is sufficiently reasonable that SxL’s corporate value is expected to improve owing to various effects of the Share Exchange, and since SxL’s conclusion is not considered particularly unreasonable in that minor shareholders of SxL will be able to receive benefits from the aforementioned improvement of the corporate value by becoming shareholders of Yamada Denki; as for question (b) above, the fairness of the terms and conditions of the Share Exchange has been ensured since reasonable valuation methods were used to calculate the Share Exchange Ratio and no arbitrary numerical manipulations, unreasonable calculation bases, etc. have been identified, and since the Share Exchange Ratio was determined through sincere and ongoing negotiations between SxL and Yamada Denki; as for question (c) above, the procedure for negotiations on the Share Exchange is found to be fair, since specific measures are considered to have been taken, in the course of handling and considering the Share Exchange and Yamada Denki’s acquisition of 100% ownership of SxL thereby, to ensure the fairness of the terms and conditions of the Share Exchange, particularly the exchange ratio, and to ensure objectivity towards ensuring the fairness of the terms and conditions of exchange and the exchange ratio; and as for question (d) above, it is not disadvantageous for minor shareholders of SxL to allow SxL’s board of directors to pass a resolution to conduct the Share Exchange, if the results of discussions of questions (a) through (c) above and other matters are comprehensively taken into account.

(Reference) Current consolidated performance projection and actual results of the previous term) Yamada Denki

(In millions of yen)

	Consolidated sales	Consolidated operating profit	Consolidated current profit	Current net profit attributable to parent company shareholders
Current performance projection (FY ending March 31, 2019)	1,712,000	72,100	80,100	44,800
Actual results of previous term (FY ended March 31, 2018)	1,573,873	38,763	47,335	29,779

SxL

(In millions of yen)

	Consolidated sales	Consolidated operating profit	Consolidated current profit	Current net profit attributable to parent company shareholders
Current performance projection (FY ending February 28, 2019)	50,000	300	200	100
Actual results of previous term (FY ended February 28, 2018)	49,185	-961	-948	-2,758